Exhibit 99.42

VALENS GROWORKS CORP. (THE “CORPORATION”)

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (“SHAREHOLDERS”)
OF THE CORPORATION (THE “MEETING”)

HELD ON FRIDAY, JUNE 12, 2020
BY WAY OF LIVE AUDIO WEBCAST

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.	Election of Directors

The seven nominees set forth in the management information circular of the Corporation dated May 12, 2020 (the “Circular”) were elected as directors of the Corporation by a vote held by ballot in respect of each nominee as follows:

Nominee	Votes For	%	Votes Withheld	%
A. Tyler Robson	40,685,516	95.22%	2,042,145	4.78%
Ashley McGrath	34,669,270	81.14%	8,058,391	18.86%
Nitin Kaushal	42,369,881	99.16%	357,780	0.84%
Deepak Anand	42,326,479	99.06%	401,182	0.94%
Karin A. McCaskill	42,652,733	99.82%	74,928	0.18%
Andrew Cockwell	42,654,210	99.83%	73,451	0.17%
Renee Merrifield	40,952,310	95.84%	1,775,351	4.16%

2.	Appointment of Auditor

A resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders and authorizing the directors of the Corporation to fix the auditors’ remuneration was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
53,570,107	99.61%	207,574	0.39%

3.	Approval of Continuance

A special resolution approving the filing of Articles of Continuance by the Corporation under the Canada Business Corporations Act (CBCA) under the name “The Valens Company Inc.”, or such other name as may be approved by the board of directors of the Corporation, so that the Corporation will become a federal corporation governed by the CBCA, and to approve the adoption of a general by-law of the Corporation effective upon such continuance was passed. The results of the vote were:

Votes For	%	Votes Against	%
39,959,700	93.52%	2,767,961	6.48%

4.	Approval of Advance Notice By-Law

A resolution approving the Advance Notice By-Law of the Corporation relating to the advance notice of nominations of directors, to be effective upon completion of the continuance, was passed. The results of the vote were:

Votes For	%	Votes Against	%
39,806,308	93.16%	2,921,353	6.84%

4.	Adoption of Omnibus Long-Term Incentive Plan

A resolution approving the adoption of the Corporation’s omnibus long-term incentive plan, as more particularly described in the Circular was passed. The results of the vote were:

Votes For	%	Votes Against	%
37,170,824	86.99%	5,556,837	13.01%

VALENS GROWORKS CORP.

By:	(Signed) Christopher Buysen
Christopher Buysen Chief Financial Officer